08027603

mk

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2008
Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ING DIRECT Securities, Inc. and Subsidiaries**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 South Orange Street
(No. and Street)

Wilmington	**DE**	**19801**
(City)	(State)	(Zip Code)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harnek Minhas **(302) 255-3701**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*
Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**New York**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/19

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, HARNEK MINHAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING DIRECT SECURITIES INC, as of DECEMBER 31st, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT, IDSI

Title

Notary Public

JENNIFER A. PAPILLO
NOTARY PUBLIC
STATE OF DELAWARE
My Commission Expires Jan. 26, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ING DIRECT Securities, Inc. and Subsidiaries
(A wholly owned subsidiary of ING Bank, fsb)

Consolidated Financial Statements and Supplemental Information

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
ING DIRECT Securities, Inc. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of ING DIRECT Securities, Inc. and Subsidiaries (the "Company") (a wholly owned subsidiary of ING Bank, fsb) as of December 31, 2007, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING DIRECT Securities, Inc. and Subsidiaries at December 31, 2007, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, IA and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 28, 2008

ING DIRECT Securities, Inc. and Subsidiaries
(A wholly owned subsidiary of ING Bank, fsb)

Consolidated Statement of Financial Condition

December 31, 2007
(In thousands)

Assets	
Cash and cash equivalents	$ 11,386
Cash segregated under federal regulation	1,400
Receivables from customers	24,750
Accounts receivable	2,067
Securities owned, at market value	2,045
Prepaid expenses and other assets	863
Deferred tax assets, net	16,984
Intercompany receivable	6,014
Property and equipment, net	2,416
Goodwill	119,767
Identifiable intangible assets, net	103,095
Total assets	$ 290,787
Liabilities and stockholder's equity	
Securities sold, not yet purchased	$ 574
Payable to clearing broker	22,395
Accounts payable and accrued liabilities	9,815
Deferred tax liabilities	35,689
Deferred revenue	283
Total liabilities	68,756
Stockholder's equity:	
Common stock, $0.01 par value:	
Issued and outstanding shares – 3,000	–
Additional paid-in-capital	224,338
Accumulated deficit	(2,307)
Total stockholder's equity	222,031
Total liabilities and stockholder's equity	$ 290,787

See accompanying notes.

ING DIRECT Securities, Inc. and Subsidiaries
(A wholly owned subsidiary of ING Bank, fsb)

Consolidated Statement of Income

Year Ended December 31, 2007
(In thousands)

Revenues:	
Commissions	$ 5,684
Subscription fee income	2,078
Interest and dividend income, net	148
Net trading loss	(52)
Other income	591
Total revenues	8,449
Expenses:	
Compensation and benefits expense	2,460
Sales and marketing	2,623
Professional fees	1,933
Depreciation and amortization expense	1,588
Other expenses	1,799
Total expenses	10,403
Net loss before income taxes	(1,954)
Income tax benefit to Parent	(639)
Net loss	$ (1,315)

See accompanying notes.

ING DIRECT Securities, Inc. and Subsidiaries
(A wholly owned subsidiary of ING Bank, fsb)

Consolidated Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007
(In thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2006	$ –	$ 1,487	$ (692)	$ 795
Capital Contribution	–	222,851	–	222,851
Cash Dividend Paid	–	–	(300)	(300)
Net Loss	–	–	(1,315)	(1,315)
Balance, December 31, 2007	$ –	$ 224,338	$ (2,307)	$ 222,031

See accompanying notes.

ING DIRECT Securities, Inc. and Subsidiaries
(A wholly owned subsidiary of ING Bank, fsb)
Consolidated Statement of Cash Flows
Year Ended December 31, 2007
(In thousands)

Cash flows from operating activities:		
Net loss	$	(1,315)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation on premises and equipment		284
Amortization on intangible assets		1,304
Deferred income tax benefit		(15)
Changes in assets and liabilities:		
Increase in cash segregated under other regulations		(700)
Decrease in securities owned		142
Increase in receivable from customers		(3,001)
Decrease in accounts receivable		160
Decrease in prepaid expenses and other assets		625
Increase in intercompany receivable		(698)
Increase in securities owned, not yet purchased		157
Increase in payable to clearing broker		2,978
Decrease in accounts payable and accrued liabilities		(3,215)
Decrease in deferred revenue		(866)
Net cash used in operating activities		(4,160)
Cash flows from investing activities:		
Purchase of premises and equipment		(284)
Net cash used in investing activities		(284)
Cash flows from financing activities:		
Dividends paid		(300)
Contribution of capital from Parent		2,300
Net cash provided by financing activities		2,000
Net decrease in cash and cash equivalents		(2,444)
Cash and cash equivalents at beginning of year		773
Cash and cash equivalents ShareBuilder balance at November 15, 2007		13,057
Cash and cash equivalents at end of year	$	11,386
Supplemental disclosures:		
Cash payments for:		
Interest	$	125
Taxes		77
Supplemental disclosure of noncash activities:		
Capital contribution of ShareBuilder Corporation	$	220,551

See accompanying notes.

(In thousands)

1. Organization and Nature of Business

ING DIRECT Securities, Inc. ("IDSI" or collectively, the "Company") is a broker-dealer of securities and distributor of mutual funds of affiliates. IDSI is a wholly owned subsidiary of ING Bank, fsb (the "Bank" or "Parent"), which in turn is an indirect subsidiary of ING Group N.V. IDSI is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

During the third quarter of 2007, ownership of ING DIRECT Securities, Inc. was transferred from ING DIRECT Bancorp to ING Bank, fsb.

On November 15, 2007, the Bank acquired, and then contributed to IDSI, all of the outstanding shares of ShareBuilder Corporation ("ShareBuilder"). ShareBuilder includes ShareBuilder Securities Corporation (SSC), an on-line broker-dealer registered with the SEC and FINRA, and ShareBuilder Advisors, LLC (SA), a Washington limited liability company and an investment advisor registered with the SEC. SA has a formal agreement with a third-party administrator to offer 401(k) products to small businesses. SSC and SA are wholly-owned subsidiaries of ShareBuilder.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Consolidated Financial Statements of IDSI include the accounts of ShareBuilder and its wholly-owned subsidiaries in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All significant intercompany transactions and balances have been eliminated in consolidation.

SSC's operation uses a fiscal year end on the Friday nearest to June 30th, resulting in a 52- or 53-week year annually. For purposes of inclusion in the Company's Consolidated Financial Statements, SSC utilized a cutoff on the Friday nearest to December 31st. Therefore the Company's Consolidated Financial Statements as of December 31, 2007 include SSC's assets and liabilities as of December 28, 2007, and results of operations for the 43 day period ended December 28, 2007.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits, commercial paper, money market accounts, and investment accounts with financial institutions. The Company considers all cash deposits and highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Certain cash deposits may be in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits. Recorded amounts approximate fair value.

Securities Owned

Securities owned include odd lot and fractional shares of readily marketable common stock and exchange-traded funds retained when shares are purchased on behalf of customers and are reported on a settlement-date basis, which is materially consistent with the trade-date basis. Marketable securities owned are recorded at fair value. Fair value is generally based on end-of-the-day quoted market prices. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are presented net in the statement of income.

Securities owned also include major stock index option contracts that are used to reduce the risk of significant market fluctuation on the value of marketable securities. The Company accounts for these derivative instruments pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, which requires that the stock index contracts be recorded on the statement of financial condition at fair value. The Company's derivative instruments do not qualify for hedge accounting and changes in fair value are reported in current period earnings.

2. Summary of Significant Accounting Policies (continued)

Securities sold, not yet purchased are stated at market value and represent obligations to deliver specified securities at predetermined prices with related changes in unrealized appreciation or depreciation reflected in net trading gain (loss). Market value is generally based on published market prices or other relevant factors, including dealer price quotations. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Margin Lending Operations

In 2007, the Company introduced its margin lending product to eligible customers collateralized by their respective security and cash holdings. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System ("Federal Reserve"), the margin requirements of FINRA, and the Company's internal policies. Under the margin rules of the Federal Reserve, the customer is obligated to maintain net equity equal to at least 25 percent of the value of the securities in the account. However, the Company currently requires the customer to maintain net equity equal to at least 30 percent of the value of the securities in the account. The Company may increase this requirement up to 100 percent on certain accounts, groups of accounts, individual securities, or groups of securities, as deemed necessary.

The Company has an arrangement with its clearing broker to provide margin credit to its customers.

Margin Risk

By permitting customers to purchase on margin, the Company is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by the Company could fall below the amount of the customer's indebtedness. To the extent that the margin loans exceed customer cash balances, the Company may not be able to obtain financing on favorable terms or in sufficient amounts from its clearing partner. Sharp changes in market values of substantial amounts of securities and the failure by parties to the borrowing transactions to honor their commitments could have a material adverse effect on the Company's revenues and profitability. In the event a customer fails to satisfy its obligations, the

2. Summary of Significant Accounting Policies (continued)

Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or reduce positions, when necessary. Management is responsible for supervising the risks associated with leverage and monitors the customers' margin positions to identify customer accounts that may need additional collateral or liquidation. The Company believes that it is unlikely that it will have to make any material payments under these arrangements, and no liability related to these has been recognized in the financial statements.

Receivables from and Payable to Customers

Receivables from and payables to customers include the amounts due from and due to customers on margin, securities, and cash transactions.

Payable to Clearing Organization

SSC clears it proprietary and customer transactions with another broker-dealer through an omnibus relationship.

Property and Equipment

Property and equipment consist of computers and software, equipment, office furniture, and leasehold improvements, which are stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives ranging from three to seven years.

Maintenance and repairs are charged to expense as incurred. Major improvements, which extend the useful life of the related asset, are capitalized. Upon disposal of property and equipment the Company records a gain (loss) based upon differences between the proceeds received and the net book value of the asset disposed. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

(In thousands)

2. Summary of Significant Accounting Policies (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expense recorded, when material, on a trade date basis.

Revenue Recognition

The Company earns commissions for certain services provided, based on arrangements with affiliates of ING Group, N.V. Amounts earned are paid quarterly.

The Company's revenues also consist of trade commissions and subscription fees. Subscription fees, which consist of the monthly subscription fee charged to account holders for processing the program-specified number of transactions, are recognized on the first business day of the month to which the fee relates.

Other income consists of money market 12b-1 fees, IRA maintenance fees, retail sales, and other fees. These revenues are recognized as services are provided. Interest and dividend revenues are earned from the underlying securities owned and margin transactions and are accounted for on an accrual basis.

Translation of Foreign Currencies

The Company has a licensing agreement with a company in the United Kingdom, for which it receives royalty payments in British pounds. Assets and liabilities subject to exchange rates are translated at year-end exchange rates. Income statement accounts are translated at average exchange rates for the year. Gains or losses resulting from foreign currency transactions are included in net income.

2. Summary of Significant Accounting Policies (continued)

Sales and Marketing

Sales and marketing expenses reflect the costs associated with customer acquisition, and include advertising expenses.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company accounts for income taxes on a separate return basis. The Company receives reimbursement from or makes payment to the Parent for current taxes in accordance with the Tax Sharing Agreement between the Parent and its subsidiaries. In accordance with this agreement, the Parent determines the Company's share of federal income tax liability or benefit based on its contribution to the consolidated federal taxable income or loss.

The Company recognizes the deferred tax effects of temporary differences between book and tax bases of assets and liabilities. Deferred tax assets are then reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits which, more likely than not, based on current circumstances, are not expected to be realized.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109 ("FIN 48"). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition

(In thousands)

2. Summary of Significant Accounting Policies (continued)

threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. FIN 48 became effective for the Company on January 1, 2007 and resulted in no impact to the Company as of the effective date.

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments* ("SFAS No. 155"), which amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* SFAS No. 155 requires entities to evaluate and identify whether interests in securitized financial assets are freestanding derivatives, hybrid financial instruments that contain an embedded derivative requiring bifurcation, or hybrid financial instruments that contain embedded derivatives that do not require bifurcation. SFAS No. 155 also permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement became effective for all financial instruments acquired or issued by the Corporation on or after January 1, 2007. Currently the Corporation does not have any embedded derivatives that require bifurcation. The securitized assets the Corporation routinely acquires, prepayment sensitive mortgage-backed securities, meet the exception from embedded derivative bifurcation criteria outlined in Derivatives Implementation Group issue B40, *Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets.* Accordingly, the guidance does not have a material impact on the Company's financial condition, results of operations, or liquidity.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140* ("SFAS No. 156"). Along with addressing the recognition and measurement of separately recognized servicing assets and servicing liabilities, SFAS No. 156 provides for fair value measurement of servicing assets and liabilities at each reporting period, with changes in fair value reported in earnings in the period in which changes occur. The fair value measurement method provides an approach to simplify efforts to obtain hedge-like accounting for servicing assets and servicing liabilities. SFAS No. 156 became effective for the Company on January 1, 2007. The adoption of SFAS No. 156 did not have a material impact on the Company's financial condition, results of operations, or liquidity.

(In thousands)

2. Summary of Significant Accounting Policies (continued)

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), which upon adoption will replace various definitions of fair value in existing accounting literature with a single definition, will establish a framework for measuring fair value, and will require additional disclosures about fair value measurements. The statement clarifies that fair value is the price that would be received to sell an asset or the price paid to transfer a liability in the most advantageous market available to the entity and emphasizes that fair value is a market-based measurement and should be based on the assumptions market participants would use. The statement also creates a three-level hierarchy under which individual fair value estimates are to be ranked based on the relative reliability of the inputs used in the valuation. This hierarchy is the basis for the disclosure requirements, with fair value estimates based on the least reliable inputs requiring more extensive disclosures about the valuation method used and the gains and losses associated with those estimates. SFAS No. 157 is required to be applied whenever another financial accounting standard requires or permits an asset or liability to be measured at fair value. The statement does not expand the use of fair value to any new circumstances. The Company will be required to apply the new guidance beginning January 1, 2008, and does not expect it to have a material impact on the its financial condition, results of operations, or liquidity.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. We have not completed our initial assessment of the impact, if any, that SFAS No. 159 may have on our financial statements or current practices regarding fair value measurements. The Company will be required to apply this new guidance beginning January 1, 2008. The adoption of SFAS No. 159 is not likely to have a material impact on the Company's financial condition, results of operations, or liquidity.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations,* which replaces SFAS No. 141, *Business Combinations*, and requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This Statement also requires the acquirer in a business combination achieved in stages to recognize

(In thousands)

2. Summary of Significant Accounting Policies (continued)

the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values. SFAS No. 141(R) makes various other amendments to authoritative literature intended to provide additional guidance or to confirm the guidance in that literature to that provided in this Statement. This Statement applies to business combinations for which the acquisition date is in fiscal years beginning after December 15, 2008. The Company is currently in the process of evaluating the impact of adopting this pronouncement.

3. Cash Segregated Under Other Regulations and Restricted Cash

At December 28, 2007, the Company had cash of $1,400 segregated in a special reserve bank account for the exclusive benefit of customers and secured in accordance with SEC Rule 15c3-3.

4. Receivables From and Payable to Clearing Organizations

The Company's subsidiary SSC clears its proprietary and customer transactions with another broker-dealer through an omnibus relationship. SSC keeps a deposit of $25 to maintain this relationship. At December 28, 2007, SSC had a payable of $22,395 to its clearing broker, primarily as a result of the margin agreement.

5. Acquisition

On November 15, 2007, the Bank acquired, and then contributed to IDSI, 100 percent of the equity-related interests of ShareBuilder for $220,551 cash consideration, including $551 of transaction costs and other adjustments. An Escrow Fund was established in the amount of $10,500 in consideration of the mutual covenants and agreements set forth in the Agreement and Plan of Merger. The amount placed in the Escrow Fund is included in the $220,551 cash consideration. Therefore, the ultimate purchase price and goodwill amount may change for potential claims made against the Escrow Fund. The Escrow Fund has a termination date that is twelve months following the Merger date.

As a result of the acquisition, ShareBuilder became a direct, wholly-owned subsidiary of the Company. The acquisition was accounted for using the purchase method of accounting, which requires the allocation of the total purchase price to the assets acquired and liabilities assumed, based on their respective fair values at the acquisition date. Goodwill is the excess of the cost of

(In thousands)

5. Acquisition (continued)

an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. Goodwill will not be amortized, but rather will be tested at least annually for impairment. The assets and liabilities assumed, and the results of operations have been included in the Company's Consolidated Financial Statements as of the date of acquisition.

The following table presents an allocation of the purchase price to assets acquired and liabilities assumed at the acquisition date:

	November 15, 2007
Cash and cash equivalents	$ 13,057
Cash segregated under federal regulation	700
Securities owned	2,187
Receivable from customers	21,749
Deferred tax assets	17,295
Property and equipment	2,415
Identifiable intangible assets	104,400
Goodwill	119,767
Other assets	8,629
Total assets acquired	290,199
Payable to clearing broker	19,417
Deferred tax liability	36,015
Other liabilities	14,216
Total liabilities assumed	69,648
Net assets acquired	$ 220,551

See Note 6, "Goodwill" and Note 7, "Identifiable Intangible Assets" for information regarding goodwill and identifiable intangible assets acquired in 2007.

(In thousands)

6. Goodwill

The following table summarizes the changes in goodwill due to the purchase of ShareBuilder:

	December 31, 2007
Balance at beginning of year	$ –
Goodwill additions	119,767
Goodwill balance at end of year	$ 119,767

See Note 5, "Acquisition" for information regarding goodwill acquired in 2007.

7. Identifiable Intangible Assets

The gross carrying values and accumulated amortization related to Identifiable Intangible Assets at December 31, 2007 are presented below:

	Gross	Accumulated Amortization	Net
Amortizing:			
Customer / Partner Relationships	$ 76,500	$ (749)	$ 75,751
Developed Technology	15,700	(393)	15,307
Trade name and trademark	10,600	(132)	10,468
License	1,500	(19)	1,481
Covenants	100	(12)	88
Total amortizing identifiable intangible assets	$ 104,400	$ (1,305)	$ 103,095

Customer relationship identifiable intangible assets related to partnership channels and direct channels are amortized on a straight-line basis over fourteen years. Partner relationship channels are amortized on a straight-line basis over seventeen years. Developed technology is amortized on a straight-line basis over 5 years. Trade name and trademark intangible assets are amortized on a straight line basis over ten years. Licenses are amortized on a straight-line basis over eleven years. Covenants are amortized on a straight-line basis over one year. The weighted-average life for total amortizing identifiable intangible assets is 12 years, which includes a weighted-average life of 14 years for the customer and partner relationships.

7. Identifiable Intangible Assets (continued)

Amortization expense for the next five years is expected to be as follows (in thousands):

Year	
2008	$ 9,795
2009	9,707
2010	9,707
2011	9,707
2012	9,314
	$ 48,230

8. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2007, securities owned and securities sold, not yet purchased for the Company include the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Corporate stocks	$ 2,034	$ 552
Stock index option contracts	11	22
	$ 2,045	$ 574

The Company recognized net trading losses on stock index option contracts of $43 for the period ended December 31, 2007. The clearing broker has the right to hypothecate the corporate shares owned by the Company.

9. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities owned, and certain receivables are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased, and certain payables are carried at fair value or contracted amounts approximating fair value.

(In thousands)

10. Related-Party Transactions

ING Bank, fsb, the Parent, provides bookkeeping to IDSI and certain other operating services under the terms of an Amended Administrative Services Agreement. For the year ended December 31, 2007, IDSI incurred costs to ING Bank, fsb for services totaling $1,465. Of this amount, $1,435 was paid to ING Bank in 2007. At year-end 2007, $30 was accrued for by IDSI and is represented as a payable in the Statement of Financial Condition.

IDSI earned commissions of $1,998 from affiliates of ING Group, N.V. Of this, $487 remains outstanding at year end.

The Company's employees may participate in the 401(k), and other employee programs of the Parent. Between November 16, 2007 and December 31, 2007, the Company contributed $76 to the defined contribution 401(k) and profit-sharing programs on behalf of its employees which is included in compensation and benefits expense on the statement of income.

11. Income Taxes

The components of the Company's income tax benefit are as follows:

	December 31, 2007
Current federal tax benefit from Parent	$ (625)
Deferred federal tax benefit from Parent	(14)
Income tax benefit from Parent	$ (639)

The following is a reconciliation between expected tax expense (benefit) at the statutory rate of 35% and annual tax expense:

	December 31, 2007
At federal statutory rate	$ (684)
Adjustments resulting from:	
State taxes, net of federal (benefit)	–
Other	45
	$ (639)

(In thousands)

11. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant deferred tax assets and liabilities of the Company at December 31, 2007 are as follows:

	December 31, 2007
Deferred tax assets:	
Depreciation and amortization	$ 101
Accrued liabilities	405
Research tax credits	751
Net operating loss carryforwards	19,441
Total gross deferred tax assets	20,698
Deferred tax liabilities:	
Prepaid expenses	124
Intangible assets	35,565
Total gross deferred tax liabilities	35,689
Less valuation allowance	(3,714)
Net deferred tax liability	$ 18,705

The realizability of deferred tax assets is dependent upon various factors, including the generation of future taxable income, the existence of taxes paid and recoverable, the reversal of deferred tax liabilities, and tax planning strategies. Based on the Company's history of prior earnings and its expectations of the future, it is anticipated that operating income and the reversal pattern of its temporary differences will, more likely than not, be sufficient to realize the above deferred tax assets at December 31, 2007.

At December 31, 2007, approximately $20,698 in gross deferred tax assets of the Company was related to net operating losses and tax credits attributable to ShareBuilder. The Company has assessed a valuation allowance of $3,714 on a portion of these deferred tax assets due to limitations imposed by the Internal Revenue Code.

(In thousands)

11. Income Taxes (continued)

Federal net operating loss carryforwards (NOLs) of $55,545 remain at December 31, 2007. There is no state NOLs. The expiration dates and amounts of such NOL carryforwards are listed below:

2018	$ 13,579
2019	26,562
2020	13,589
2021	1,787
2023	1
2024	12
2025	15
	$ 55,545

The Company's ability to use its federal NOLs to offset future income is subject to restrictions enacted in Section 382 of the Internal Revenue Code. These restrictions limit a company's future use of NOLs if there is a significant ownership change in a company's stock (an "Ownership Change"). The Company has assessed a valuation allowance of $3,714 on a portion of these deferred tax assets due to limitations imposed by the Internal Revenue Code.

For the year ended December 31, 2007, the Company was allocated $1,500 of net operating loss carryforwards utilized by the Parent to reduce federal income taxes otherwise currently payable to the Parent.

12. Commitments, Risks and Contingencies

The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on key individuals, continued successful development and marketing of services, and competition from substitute services and larger companies with greater financial, technical, management, and marketing resources.

The Company's subsidiary ShareBuilder had three capital lease obligations for equipment, bearing interest ranging from 5.8% to 10.7% at December 31, 2007. The capital leases expire in 2008. Each of the capital lease agreements includes a bargain purchase option of one dollar on the respective expiration date.

(In thousands)

12. Commitments, Risks and Contingencies (continued)

In August 2003, the Company's subsidiary ShareBuilder signed an operating lease for office space which expires in December 2008. The lease includes a sublease for office space rented to another company.

Future minimum payments under the noncancelable operating leases and capital leases having initial lease terms of more than one year are as follows:

	Operating	Capital
Calendar Year:		
2008	$ 1,140	$ 93
2009	–	–
2010	–	–
Less interest	–	(2)
	$ 1,140	$ 91
Noncancelable sublease revenue	$ 566	

Rent expense totaled $107 for the period between November 16 and December 31, 2007.

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

In the normal course of business, the Company enters into underwriting commitments. There were no open transactions relating to such underwriting commitments at December 31, 2007.

(In thousands)

13. Net Capital Requirements

ING DIRECT Securities, Inc. (IDSI)

IDSI, as a registered broker-dealer in securities, is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1").

Under the computation provided by Rule 15c3-1, IDSI is required to maintain "net capital" equal to the greater of $25 or 6-2/3% of "aggregate indebtedness." Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 15 to 1. At December 31, 2007, IDSI had a ratio of aggregate indebtedness to net capital of approximately 0.19 to 1.0 and a net capital requirement of $31. Aggregate indebtedness and net capital, as defined, were $463 and $2,443, respectively, at December 31, 2007. For the year ended December 31, 2007, IDSI filed an unconsolidated FOCUS filing using US GAAP equity method accounting where the investment in ShareBuilder is recorded as a net non-allowable asset. SSC filed its own unconsolidated FOCUS Filing for the period ended December 28, 2007.

IDSI carries no margin accounts and does not otherwise hold customer funds or securities, and therefore is exempt from the requirements of Rule 15c3-3 under Section k(2)(i) of Rule 15c3-3.

ShareBuilder Securities Corporation (SSC)

SSC is subject to Rule 15c3-1 which requires that SSC maintain minimum net capital equivalent to the greater of $250 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 28, 2007, SSC had net capital of $4,556, as defined, which was $2,663 in excess of its required minimum net capital of $1,893, SSC's ratio of aggregate indebtedness to net capital was 6.23 to 1 at December 28, 2007.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Under the clearing arrangement with the clearing broker, ShareBuilder is required to maintain certain minimum levels of net capital and to comply with other financial ratio requirements. At December 28, 2007, SSC was in compliance with all such requirements.

Supplemental Information

ING DIRECT Securities, Inc.
(A wholly owned subsidiary of ING Bank, fsb)

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2007

Net capital:	
Total stockholder's equity	$ 222,031
Deductions and / or charges:	
Nonallowable assets:	
Receivable from non-customers	487
Investment in and receivables from affiliates, subsidiaries	219,101
	219,588
Net capital	$ 2,443
Aggregate indebtedness:	
Payable to brokers or dealers – other	$ 463
Total aggregate indebtedness	$ 463
Computation of basic net capital requirement:	
Minimum net capital requirement	$ 31
Excess net capital	$ 2,412
Ratio: aggregate indebtedness to net capital	0.19 to 1

ING DIRECT Securities, Inc. and Subsidiaries

Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report

December 31, 2007

The consolidated financial statements have been prepared on the basis of generally accepted accounting principles and differ in certain respects from accounting practices prescribed by the SEC's general instructions to Form X-17A-5. Under the SEC's general instructions, certain subsidiaries may not be consolidated.

A reconciliation of amounts reported by the Company at December 31, 2007 on Form X-17A-5 to the consolidated financial statements is as follows:

	Unaudited Form X-17A-5	Subsidiaries Consolidated	Adjustments and Eliminations	Consolidated Financial Statements
Assets				
Cash and cash equivalents	$ 2,906	$ 8,480	$ –	$ 11,386
Cash segregated under federal regulation	–	1,400	–	1,400
Receivables from customers	–	24,750	–	24,750
Accounts receivable	487	1,580	–	2,067
Securities owned	–	2,045	–	2,045
Prepaid expenses and other assets	–	863	–	863
Deferred tax assets, net	–	16,984	–	16,984
Receivable from affiliate	–	6,014	–	6,014
Investment in subsidiary	219,101	–	(219,101)	–
Property and equipment, net	–	2,416	–	2,416
Goodwill	–	119,767	–	119,767
Intangible assets, net	–	103,095	–	103,095
Total assets	$ 222,494	$ 287,394	$ (219,101)	$ 290,787
Liabilities and shareholder's equity				
Securities sold, not yet purchased	$ –	$ 574	$ –	$ 574
Payable to clearing broker	–	22,395	–	22,395
Accounts payable and accrued liabilities	463	9,352	–	9,815
Deferred tax liabilities	–	35,689	–	35,689
Deferred revenue	–	283	–	283
Total liabilities	463	68,293	–	68,756
Common stock	–	–	–	–
Additional paid-in-capital	224,338	220,551	(220,551)	224,338
Accumulated deficit	(2,307)	(1,450)	1,450	(2,307)
Total equity	222,031	219,101	(219,101)	222,031
Total liabilities and equity	$ 222,494	$ 287,394	$ (219,101)	$ 290,787

Schedule II

ING DIRECT Securities, Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under The Securities Exchange Act of 1934

December 31, 2007

IDSI is exempt from the provisions of SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i).

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
ING DIRECT Securities, Inc.

In planning and performing our audit of the consolidated financial statements of ING DIRECT Securities, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2008

END